Mail Stop 4-7

July 19, 2005

Sam Hirji
Principal Executive Officer, President
      and Director
Henley Ventures Inc.
830 West Pender Street, 3rd Floor
Vancouver
British Columbia, Canada
V6C 1J8

      Re: Henley Ventures Inc.
               Amendment No. 1 to Form SB-2
               Filed June 21, 2005
               File No. 333-122449

Dear Mr. Hirji:

      We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page number references below refer to the page numbers on the redlined version you have provided to us.

<u>Prospectus Cover Page</u>

1.   It is unnecessary to define "Henley Ventures Inc." as "Henley" since it is clear you are referring to Henley Ventures Inc. Therefore, please remove this reference.

2.   It is inappropriate to use all capital letters for your legends. See Rule 421 of the Securities Act. We also note that all of your risk factor captions are similarly in all capital letters. Please revise to highlight this information in bold rather than in all capital letters.

Item 3. Summary Information and Risk Factors, page 1

Summary Information of Henley, page 1

Henley Ventures Inc., page 1

3.   We reissue prior comment 7. Please revise as follows:

- We note the first sentence that you "are a pre-exploration company since we have not explored sufficiently . . ." Please focus your disclosure on the current state of your business. In this regard, state simply that you have no current operations, since you have not commenced any exploration work on the Red Bird. Please revise throughout;
- Clearly describe the extent of your ownership rights regarding the Red Bird. Please briefly describe why you have not registered with the ministry;
- Delete the sixth paragraph regarding your HV mineral claim group since it is not relevant to your current operations. Accordingly, please delete your disclosure regarding this claim throughout your prospectus. You may include a brief description of this claim in your business section where you describe your history; however, your disclosure should focus on your current business operations; and
- Move the last two paragraphs of this section to the third paragraph regarding the going concern opinion. In addition, please also state in this paragraph that it is extremely unlikely that you will earn any revenue for a minimum of more than 5 years, as you state in your risk factors section on page 4.

Risk Factors, page 3

4.   We reissue prior comment 10. Many of your risk factor captions merely state a fact about the transaction or your business, such as "We are a start-up company facing problems . . . " (page 4), "Since January 3, 2001, our date of inception . . ." (page 4) and "Loss of total investment by our shareholders . . . "(page 4). These are only examples. Revise throughout to succinctly identify in your captions the risks that result from the facts and uncertainties.

The majority of our directors . . ., page 3

5.   In your caption, rather that referring to "[t]he majority of directors . . ." state the number of part-time officers you have. We note your disclosure that Terry Heard . . . has never been a principal accounting officer involved with the reporting requirements of a company quoted on the OTCBB." (emphasis added) Please revise this statement to refer instead to the reporting requirements of a company under the U.S. federal securities laws.

<u>We are a start-up company . . ., page 4</u>

6.   Please clarify why it might be difficult for your directors to interview professional staff if Terry Heard is not available. In this regard, it is unclear who has day-to-day responsibility for your operations. Please revise here and in your risk factor on page 7 entitled "The majority of our directors . . ." to clarify your officers' roles.

<u>Since January 3, 2001, our date of inception . . , page 4</u>

7.   In your caption, please also state when you expect to generate revenue, if at all. In the text, please quantify how much you expect it will cost to sample the rocks and soil and how much it will cost to establish a drilling program.

<u>Penny stock rules . . ., page 5</u>

8.   We note your revised disclosure in response to prior comment 14; however, please briefly clarify why the penny stock rules may result in fewer brokers willing to make a market in your shares.

<u>We will not be paying dividends in the immediate future . . ., page 6</u>

9.   Please disclose why the non-payment of dividends is a risk.

<u>Our directors and officers have other business interests . . , page 9</u>

10.   Disclose how many consultants you intend to hire, when you intend to hire them and how much you expect it will cost.

<u>Item 9. Legal Proceedings, page 12</u>

11.   Please describe the pending legal proceedings regarding the Red Bird and, if applicable, how these legal proceedings could impact your business.

<u>Item 17. Management's Discussion and Analysis or Plan of Operation, page 35</u>

(a) Plan of Operations, page 35

(ii) Exploration of the Red Bird, page 37

12.   We note your disclosure regarding the need to raise money by issuing shares, obtaining funds from lenders guaranteed by your directors or by obtaining advances from your directors or officers; however, you state in the next paragraph that "your directors and officers are not wishing to guarantee a loan and would rather not continue to put money into Henley." It is, therefore, unclear why you have included this as a possible financing option.

        Moreover, you state that, if the price of your stock is too low, there will be too much dilution and, if that is the case, "the only alternative is to have the directors and officers continue to advance to Henley." Since you state that your officers and directors would rather not advance funds to Henley, it is unclear how you will raise the $40,667 you will need to operate for the next twelve months. Please revise. Please also disclose the likelihood that any financing options will be successful in raising the funds you need to continue operations.

13.   Disclose when you expect to begin exploration of the Red Bird.

Item 20. Market for Common Equity and Related Stockholder Matters, page 44

14.   We note your response to prior comment 37; however, since no market makers have expressed an interest in making a market in your shares, it does not appear appropriate at this time to disclose that you "anticipate one or more broker dealers" will make a market in your shares. Please revise.

Item 21. Executive Compensation, page 45

15.   We note that you have included Terry Heard in the executive compensation table. Please note that you must provide the information required under Item 402(b) of Regulation S-B only for your named executive officers and not directors such as Mr. Heard. Please see Item 402(f) of Regulation S-B, which relates to the disclosure of compensation provided to directors.

Item 27. Exhibits

16.   Please file an updated consent from your independent auditor.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Sharon Virga, Senior Staff Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, Kathleen Krebs, Special Counsel, at (202) 551-3810 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director